Exhibit 99.1

Hollinger Inc. Announces Filing of First Quarter Financial Statements

TORONTO – August 14, 2007 – Hollinger Inc. (TSX: HLG.C) (TSX:HLG.PR.B) announced that it has filed today with Canadian securities regulators via SEDAR its financial statements for the three months ended June 30, 2007 and the related management discussion and analysis.  These documents may be accessed through the SEDAR website at www.sedar.com.

About Hollinger Inc.

Hollinger Inc.'s principal asset is its approximately 70.0% voting and 19.7% equity interest in Sun-Times Media Group, Inc. (formerly Hollinger International Inc.), a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Further information can be obtained at www.hollingerinc.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Media Contact:
Hollinger Inc.
William E. Aziz
Chief Financial Officer
(416) 363-8721 ext 262
Email: baziz@hollingerinc.com